Exhibit 99.1

Borr Drilling Limited – Notice of Annual General Meeting 2019

A copy of the Notice of Annual General Meeting and Form of Proxy, and associated information including the Company’s Annual Report can be found on the Company’s website at http://www.borrdrilling.com and attached to this press release. The notice and associated information will also be distributed to shareholders by normal distribution methods.

Attachments to the Notice of Annual General Meeting and Form of Proxy

•	Redline of Proposed Bye-Laws (http://borrdrilling.com/wp-content/uploads/2019/08/2019-Byelaws-for-approval-at-AGM.pdf)

•	Borr Drilling Limited — 2018 Annual Report (http://borrdrilling.com/wp-content/uploads/2019/04/Annual-Report-2018-Borr-Drilling-Limited.pdf)

Hamilton, Bermuda
22 August 2019

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.